O'Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O'Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cyn@stockslaw.com

File #4277

January 6, 2006

VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention: Melissa Campbell Duru

Dear Sirs:

RE:	DIGITAL ECOSYSTEMS CORP. (the "Company")
	-	SEC File Number - 000-51152
	-	Schedule 14A - Preliminary Proxy Statement (the "Proxy Statement") filed with the Securities and Exchange Commission on December 21, 2005.

We write on behalf of the Company in response to our telephone conference with you on December 27, 2005, regarding the above-referenced Proxy Statement filing.

In response to your verbal comments concerning the Company's Proxy Statement, the Company has determined to postpone the special meeting of its stockholders initially scheduled for January 19, 2006 until after the Company has entered into a definitive agreement with GSL Energy Corporation ("GSL"). Subject to the Company's entry into a definitive agreement with GSL, the Company intends to revise the Proxy Statement to expand the disclosure with respect to the name change proposal and clarify that stockholder approval of the name change proposal is not an approval of the proposed transaction between GSL and the Company.

Please note that the Company filed a current report on Form 8-K on January 4, 2006 disclosing the postponement of the special meeting and the extension of the Company's letter of intent with GSL.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

VANCOUVER OFFICE:	O'Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

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